January 11, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attn: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	The Navigators Group, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 000-15886

Dear Mr. Rosenberg:

We hereby acknowledge receipt of the letter dated January 5, 2018 from the staff of the Securities and Exchange Commission containing comments to the Form 10-K for the fiscal year ended December 31, 2016 of The Navigators Group, Inc. (the “Comment Letter”). The Comment Letter requests that we respond to the staff’s comments within ten business days or advise when we will respond.

As discussed with Frank Wyman by telephone conversation on January 10, 2018, this letter confirms our request for a ten business day extension to respond to the Comment Letter. Consequently, the Company intends to provide a response to the Comment Letter no later than February 5, 2018.

If you have any questions in the interim, please contact me at (203) 905-6369.

Very Truly Yours,

The Navigators Group, Inc.

By:/s/ Emily B. Miner

Name:Emily B. Miner

Title:	Senior Vice President, General Counsel and Chief Compliance Officer